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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Signs Pool Program Contract with Widerøe for E-Jets E2

São José dos Campos, Brazil, January 4, 2018 – Embraer and Widerøe, the largest regional airline in Scandinavia and launch customer for the E190-E2, have reached an agreement on a Flight Hour Pool Program for the airline’s soon to be inducted E2 fleet. This is the first contract of its kind signed for the E-Jets E2, Embraer´s second generation of the E-Jets family of commercial aircraft.

The agreement will cover more than 300 key rotable components, for the airline’s E190-E2 fleet. Widerøe will receive its first E190-E2 in April of 2018, beginning revenue service with the aircraft shortly afterwards.

“This contract reminds me of the first Pool we signed for the E-Jets current generation, 14 years ago. It was for just one aircraft and proved to be the first of many others,” said Johann Bordais, President & CEO, Embraer Service & Support. “Widerøe is once again showing their confidence in Embraer, its products and level of support; something that embeds our responsibility and commitment with the airline even deeper.”

Widerøe’s contract with Embraer is for up to 15 E2 jets consisting of three firm orders for the E190-E2 and purchase rights for 12 further E2s. The order has a potential list price value of up to USD 873 million, with all orders being exercised. The airline is configuring the E190-E2s in a comfortable single-class layout with 114 seats.

“Embraer started to support us the very day we signed the contract, and that support has continued to develop, in partnership with our team, to ensure the smoothest possible entry in service for this fine aircraft that will revolutionize our offering to our customers,” said Stein Nilsen, Chief Executive Officer of Widerøe. “Our peers, other airlines and operators, enthusiastically endorse the Embraer Pool Program and this was fundamental in our decision to join the program; it’s the smart choice.”

Embraer’s Flight Hour Pool Program, which currently supports more than 40 airlines worldwide, is designed to allow airlines to minimize their upfront investment on expensive repairable inventories and resources and to take advantage of Embraer’s technical expertise and its vast component repair service provider network. The results are significant savings on repair and inventory carrying costs, reduction in required warehousing space, and the elimination of resources required for repair management, while ultimately providing guaranteed performance levels.

Embraer is the world’s leading manufacturer of commercial jets with up to 150 seats. The Company has 100 customers from all over the world operating the ERJ and the E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,400 deliveries, redefining the traditional concept of regional aircraft by operating across a range of business applications.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Follow us on Twitter: @Embraer

About Widerøe

Widerøe is the largest regional airline in Scandinavia, with a staff of 3,000 and a turnover of NOK 4.4 billion. The company carries close to 3 million passengers annually and flies to 46 domestic and international destinations.

Widerøe operates more than 450 flights every day and operates to more than twice as many airports in Norway than any other airline. Today our network consists of 60% commercial routes, and 40% PSO routes (Public Services Obligations).

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2018

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer